SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

Selectica, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
816288203
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 15, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 6 pages

[1]	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	816288203	13D/A3	Page	2	of	6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		341,180*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		206,439*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		341,180*

WITH	10	SHARED DISPOSITIVE POWER

206,439*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

547,619*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%

14	TYPE OF REPORTING PERSON*

IA-OO
*On or about February 24, 2010, the company effected a reverse stock split of 1-for-20 shares of Selectica, Inc.’s common stock.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This constitutes Amendment No. 3 to the statement on Schedule 13D (the “Amendment No. 3”) filed on behalf of Lloyd I. Miller III (“Mr. Miller” or the “Reporting Person”), dated and filed December 1, 2009 (the “Statement”), relating to the common stock, $0.0001 par value per share, of Selectica, Inc. (the “Company”). The Company’s principal executive office is located at 1740 Technology Drive, Suite 450, San Jose, CA 95110. This Amendment No. 3 is being filed to report that since the filing of the Amendment No. 2, dated May 21, 2010, a material change occurred in the percentage of the shares of Company common stock (“Shares”) beneficially owned by Mr. Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Mr. Miller is the investment advisor to the trustee of Trust A-4 and Trust C (collectively, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was $2,569,180.45. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was $975,429.57.
     Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was $2,443,149.93.
Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Mr. Miller may be deemed to beneficially own 547,619 Shares, which is equal to approximately 19.5% of the total number of outstanding Shares, based on 2,808,995 Shares outstanding as reported in the Company’s Form 10-K filed on February 12, 2010 and further calculated to take into account the reverse stock split of 1-for-20 shares on February 24, 2010. As of the date hereof, 141,009 of such beneficially owned Shares are owned of record by Trust A-4, 65,430 of such beneficially owned Shares are owned of record by Trust C, and 341,180 of such beneficially owned Shares are owned of record by Milfam II.
     (b) Mr. Miller may be deemed to have shared voting and dispositive power for all Shares held of record by Trust A-4 and Trust C. Mr. Miller may be deemed to have sole voting and dispositive power for all Shares held of record by Milfam II.

     (c) The following table details the transactions effected by Mr. Miller since the filing of the Amendment No. 2.
Milfam II L.P.

Date of Transaction	Number of Shares Purchased	Price Per Share
June 11, 2010	6,242	$5.60
June 14, 2010	9,023	$5.60
June 15 2010	31,060	$5.60
June 16, 2010	3,675	$5.60
June 18, 2010	19,600	$5.60
     (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: June 23, 2010

By:	/s/ Lloyd I. Miller, II
Lloyd I. Miller, III